Strata Oil & Gas Inc. announces its results for the interim period ended June 30, 2006.

Strata Oil & Gas Inc (SOIGF-OTCBB) announced today the companies Balance Sheet and Income Statement for the quarter ending June 30th, 2006.

Strata Oil & Gas is a trademark of Strata Oil & Gas Inc. This announcement contains forward-looking statements which involve risks and uncertainties that include, among others, limited operating history, risks related to petroleum exploration, limited access to operating capital, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information is included in Strata’s filings with the Securities and Exchange Commission which may be accessed through the SEC’s web site at www.sec.gov

Contact:

Terry Uppal,

Investor Relations

Toll-free 1-800-488-0032

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in US Dollars)

	JUNE 30	DECEMBER 31
	2006	2005
	(unaudited)

Assets
Current
Cash	$5,207,674	$74,436
Receivables	4,329	6,638
Prepaid expenses	2,054	-
Investments - available for sale (Notes 4 and 5)	61,961	-

Total current assets	5,276,018	81,074
Oil and gas property interests (Note 6)	1,484,639	128,733

Total Assets	$6,760,657	$209,807

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable	$21,103	$18,536
Accrued liabilities	-	38,693

Total current liabilities	21,103	57,229

Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 27,487,544 shares issued and outstanding at June 30, 2006 (December 31, 2005 – 22,113,944)	7,011,684	529,834
Additional paid-in capital	11,723,665	4,268,258
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(9,164,330)	(1,866,518)
Accumulated other comprehensive loss	(82,675)	(30,206)

Total stockholders’ equity	6,739,554	152,578

Total Liabilities and Stockholders’ Equity	$6,760,657	$209,807

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars)

	FOR THE THREE MONTHS		FOR THE SIX MONTHS		FROM
	ENDED JUNE 30		ENDED JUNE 30		ENTERING THE
					EXPLORATION
	2006	2005	2006	2005	STAGE TO
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	JUNE 30, 2006

Expenses
Salaries and benefits	$208	43,974	$10,564	$72,227	$67,333
Professional fees	20,381	12,687	21,677	14,228	54,370
Office and sundry	25,813	12,323	37,824	22,700	58,323
Rent	-	5,450	-	10,973	9,414
Consulting fees	22,757	18,697	42,842	33,697	61,916
Transfer agent fees	2,085	-	2,875	-	7,515
Depreciation	-	4,410	-	8,913	5,607
Stock-based compensation (Note 4)	6,538,901	-	7,455,407	-	9,147,078

	(6,610,145)	(97,541)	(7,571,189)	(162,738)	9,411,556

Other income (expenses)
Interest and miscellaneous income	7,551	1,271	10,813	2,314	18,353
Interest expense	-	-	-	-	(26,444)
Gain on settlement of loan (Note 5)	132,564	-	132,564	-	132,564

	140,115	1,271	143,377	2,314	124,473

Loss from continuing operations	(6,470,030)	(96,270)	(7,427,812)	(160,424)	(9,287,083)
Income (loss) from discontinued operations (Note 7)	130,000	(19,599)	130,000	(57,669)	122,753

Net loss for the period	(6,340,030)	(115,869)	(7,297,812)	(218,093)	(9,164,330)
Other comprehensive loss
Unrealized holding loss on investments available for sale (Note 5)	(53,382)	-	(53,382)	-	(53,382)
Foreign currency translation adjustments	(256)	(1,724)	913	(1,400)	523

Comprehensive loss	(6,393,668)	(117,593)	$(7,350,281)	$(219,493)	$(9,217,189)

Basis and diluted loss per share
From continuing operations	(0.26)	(0.00)	$(0.32)	$(0.01)
From discontinued operations	0.01	(0.00)	0.01	(0.00)

	(0.25)	(0.00)	$(0.31)	$(0.01)

Weighted average shares outstanding	24,927,482	21,829,944	23,573,292	21,332,706